SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVISION Ltd.

6-K Items

     1. RADVISION Ltd. Condensed Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Month Periods ended September 30, 2005.

                                                                          ITEM 1

                                 RADVISION LTD.

                                      INDEX


                                                                            Page
--------------------------------------------------------------------------------

I - Financial Information:

1.     Condensed Consolidated Balance Sheets as of September 30, 2005 and
           December 31, 2004..................................................2

       Condensed Consolidated Statements of Income -
           for the Three and Nine Months ended September 30, 2005 and 2004....3

       Condensed Consolidated Statements of Cash Flows -
           for the Nine Months ended September 30, 2005 and 2004..............4

       Notes to Condensed Consolidated Financial Statements...................6

2.     Management's Discussion and Analysis of
           Financial Condition and Results of Operations.....................13


3.     Quantitative and Qualitative Disclosure About Market Risk.............19

I - Financial Information

1.




                       RADVISION LTD. AND ITS SUBSIDIARIES


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2005


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                   Page
                                                                   ----

Consolidated Balance Sheets                                          2

Consolidated Statements of Income                                    3

Consolidated Statements of Cash Flows                              4-5

Notes to Consolidated Financial Statements                         6-12




                          - - - - - - - - - - - - - - -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                              September 30,  December 31,
                                                                   2005         2004
                                                              ------------- --------------
                                                                Unaudited       Audited
                                                              ------------- --------------
    ASSETS
CURRENT ASSETS:

  Cash and cash equivalents                                     $  23,453     $  20,206
  Short-term bank deposits                                         15,364        11,799
  Short-term marketable securities                                 49,291        39,612
  Trade receivables (net of allowance for
    doubtful accounts of $1,029 at
    September 30, 2005 and $1,276 at December 31, 2004)            13,740        10,063
  Other accounts receivable and prepaid expenses                    3,843         3,900
  Inventories                                                       1,817         1,220
                                                                ---------     ---------
Total current assets                                              107,508        86,800
-----                                                           ---------     ---------

LONG-TERM ASSETS:
  Long-term bank deposits                                           8,291         5,384
  Long-term marketable securities                                  19,392        33,365
  Severance pay fund                                                2,790         2,733
                                                                ---------     ---------

Total long-term assets                                             30,473        41,482
-----                                                           ---------     ---------

PROPERTY AND EQUIPMENT, NET                                         3,168         2,647
                                                                ---------     ---------
GOODWILL                                                            3,019           647
                                                                ---------     ---------
OTHER INTANGIBLE ASSETS, NET                                        3,815           306
                                                                ---------     ---------
Total assets                                                    $ 147,983     $ 131,882
-----                                                           =========     =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Trade payables                                                $   2,988     $   1,939
  Deferred revenues                                                 7,787         7,517
  Accrued expenses and other accounts payable                      12,004        11,949
                                                                ---------     ---------
Total current liabilities                                          22,779        21,405
-----                                                           ---------     ---------

ACCRUED SEVERANCE PAY                                               3,706         3,701
                                                                ---------     ---------
Total liabilities                                                  26,485        25,106
-----                                                           ---------     ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value:
    Authorized - 25,000,000 shares at September 30, 2005
    and December 31, 2004; Issued - 21,311,181 and 20,569,018
    shares at September 30, 2005 and December 31, 2004,
    respectively; Outstanding - 21,311,181 and 20,569,018
    shares at September 30, 2005 and December 31, 2004,
    respectively                                                      207           196
  Additional paid-in capital                                      112,638       107,267
  Retained earnings (accumulated deficit)                           8,653          (687)
                                                                ---------     ---------
Total shareholders' equity                                        121,498       106,776
-----                                                           ---------     ---------

Total liabilities and shareholders' equity                      $ 147,983     $ 131,882
-----                                                           =========     =========


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                           Nine months ended  Three months ended
                                              September 30,      September 30,
                                         -------------------- -----------------
                                          2005     *)2004       2005      2004
                                         -------   --------   -------   -------
                                                              Unaudited
                                         --------------------------------------

Revenues                                 $52,842   $46,674    $19,089   $16,708
                                         -------   -------    -------   -------

Operating costs and expenses:
   Cost of revenues                        9,280     9,921      3,401     3,426
  Research and development                14,880    12,945      5,171     4,883
  Marketing and selling                   17,928    18,269      6,165     6,305
  General and administrative               3,476     3,663      1,165     1,213
                                         -------   -------    -------   -------

Total operating costs and expenses        45,564    44,798     15,902    15,827
-----                                    -------   -------    -------   -------

Operating income                           7,278     1,876      3,187       881
Financial income, net                      2,103     1,344        774       500
                                         -------   -------    -------   -------
Income before taxes on income              9,381     3,220      3,961     1,381
Taxes on income                               41         -         11         -
                                         -------   -------    -------   -------
Net income                               $ 9,340   $ 3,220    $ 3,950   $ 1,381
                                         =======   =======    =======   =======
Basic net earnings per Ordinary share    $  0.45   $  0.16    $  0.19   $  0.07
                                         =======   =======    =======   =======
Diluted net earnings per Ordinary share  $  0.42   $  0.15    $  0.18   $  0.07
                                         =======   =======    =======   =======



*)   Restated (see Note 1c).


The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                            Nine months ended
                                                                                              September 30,
                                                                                     --------------------------------
                                                                                          2005             *)2004
                                                                                     --------------    --------------
                                                                                                Unaudited
                                                                                     --------------------------------
   Cash flows from operating activities:
   -------------------------------------
   Net income                                                                            $  9,340          $  3,220
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                          1,919             1,971
     Gain on sale of property and equipment                                                   (13)               (3)
     Accrued interest and amortization of premium on held-to-maturity
       marketable securities and bank deposits                                                193             1,236
     Increase in trade receivables, net                                                    (3,677)           (1,924)
     Decrease (increase) in other accounts receivable and prepaid expenses                    184              (665)
     Increase in inventories                                                                 (597)             (158)
     Increase in trade payables                                                             1,049             1,024
     Increase in deferred revenues                                                            220             1,644
     Decrease in severance pay, net                                                           (52)             (119)
     Increase (decrease) in accrued expenses and other accounts payable                      (245)              909
                                                                                         --------          --------
 Net cash provided by operating activities                                                  8,321             7,135
                                                                                         --------          --------
 Cash flows from investing activities:
 -------------------------------------
   Proceeds from redemption of held-to-maturity marketable securities                      19,825            28,415
   Purchase of held-to-maturity marketable securities                                     (15,822)          (27,885)
   Proceeds from withdrawal of bank deposits                                               11,320            17,120
   Purchase of bank deposits                                                              (17,694)          (19,902)
   Purchase of property and equipment                                                      (1,538)           (1,728)
   Proceeds from sale of property and equipment                                                19                13
   Purchase of VisioNex, net (1b)                                                               -            (1,320)
   Purchase of FVC's assets, net (1a)                                                      (7,001)                -
                                                                                         --------          --------
 Net cash used in investing activities                                                    (10,891)           (5,287)
                                                                                         --------          --------

 Cash flows from financing activities:
 -------------------------------------
   Issuance of Ordinary shares and treasury stock for cash upon
   exercise of options                                                                          -             2,611
   Exercise of options by employees                                                         5,817                 -
                                                                                         --------          --------
 Net cash provided by financing activities                                                  5,817             2,611
                                                                                         --------          --------
 Increase in cash and cash equivalents                                                      3,247             4,459
 Cash and cash equivalents at beginning of period                                          20,206            16,433
                                                                                         --------          --------
 Cash and cash equivalents at end of period                                              $ 23,453          $ 20,892
                                                                                         ========          ========



*)   Restated (see Note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                            Nine months ended
                                                                                              September 30,
                                                                                         -------------------------
                                                                                            2005          *)2004
                                                                                         ----------     ----------
                                                                                                Unaudited
                                                                                         -------------------------
 Supplemental disclosure of non-cash flow
  from investing and financing activities:
  ----------------------------------------
   Issuance of Ordinary shares upon sale of treasury stock                               $     -           $   (73)
                                                                                         =======           =======
   Loss on issuance of Ordinary shares upon sale of treasury stock                       $     -           $ 1,020
                                                                                         =======          ========
   Receivables on account of shares                                                      $    40           $     -
                                                                                         =======          ========

*)   Restated (see Note 1c).



(1)  Supplemental disclosure of cash flow information:
     ------------------------------------------------

     a. In March 2005, the Company acquired the assets of First Virtual Communication Inc. ("FVC"). The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:


       Working capital, excluding cash and cash equivalents           $    212
       Property and equipment                                               57
       Technology                                                        3,295
       Distribution network                                              1,065
       Goodwill                                                          2,372
                                                                      --------
                                                                      $  7,001
                                                                      ========


     b. In July 2004, the Company acquired the assets of VisioNex Technologies Inc. ("VisioNex"). The net fair value of the assets acquired was as follows:

       Technology                                                      $   673
       Goodwill                                                            647
                                                                       -------

                                                                       $ 1,320
                                                                       =======

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL

          a. Radvision Ltd. (the "Company"), an Israeli corporation, designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol.

               The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP ("Internet Protocol") communications.

               The Company operates under two reportable segments: 1) the "Networking" business unit ("NBU"), which focuses on a networking product and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the "Technology" business unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

               The Company has six wholly-owned subsidiaries: Radvision Inc. in the United States, Radvision HK in Hong Kong, Radvision U.K. in the United Kingdom, Radvision Japan KK in Japan that are primarily engaged in selling and marketing the Company's products and technology, Radvision Communication Development (Beijing) Co. Ltd. in China that is primarily engaged in research and development, and Radvision B.V., in the Netherlands that is a holding company.

          b.   Acquisition of assets of First Virtual Communication Inc.:

               Following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc. on an "as is" basis on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IP-based networks. The cash purchase price, including transaction costs, for the acquisition was $7,496.

               The acquisition was accounted under the purchase method of accounting. Accordingly, all assets and liabilities were recorded at their estimated market values as of the date acquired, and results of FVC's operations have been included in the consolidated financial statements commencing from the date of acquisition

               Based upon a preliminary valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to FVC net assets as follows:

               Tangible assets acquired (including cash and
                 cash equivalents)                                  $    764
               Intangible assets:
                  Technology                                           3,295
                  Distribution networks                                1,065
                  Goodwill                                             2,372
                                                                    --------
                     Total consideration                            $  7,496
                                                                    ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

          c.   Restatement of previously-issued financial statements:

               As described in Note 13 to the Company's annual financial statements and in the Company's Form 20-F for the year ended December 31, 2004, in January 2001, the Company entered into a lease agreement with related parties for a period of five years. Subsequently, the Company surrendered the property before inception of the lease. The parties to the lease agreement disputed the extent of damages caused by this action and agreed to proceed to binding arbitration. The presiding arbitrator issued his ruling on February 12, 2004, stating the amount the Company owed was $ 400. The Company had previously accrued a liability of $ 1,461 in respect of the aforementioned dispute.

               Prior to the issuance of the arbitration ruling, the Company had announced its 2003 financial results, but had not yet filed its annual report on Form10-K for the year ended December 31, 2003.

               In the 2003 audited financial statements, the arbitration ruling was treated as a "Type II" event as defined in AU 560 of the PCAOB auditing standards ("AU 560") and, accordingly full disclosure concerning the event was provided in the 2003 audited financial statements while no revision was made to the $1,461 accrual.

               In the process of preparing the financial statements for the year ended December 31, 2004, the accounting treatment relating to this event was reconsidered and consequently it was concluded that the arbitration ruling issued on February 14, 2004 represents a "Type I" event according to AU 560, due to the fact that the above ruling, which became available subsequent to the period covered by the 2003 financial statements, but before issuance of such financial statements, provided additional evidence with respect to conditions that existed on December 31, 2003 and affected estimates used in preparing the 2003 financial statements. Consequently, the estimated provision relating to the aforementioned dispute was revised from $ 1,461 to $ 400 in the 2003 fiscal year and the financial statements were restated accordingly.

               As a result of this restatement, the Company recorded restructuring income of $ 1,061 in the year ended December 31, 2003, resulting in increased net income and decreased accrued expenses in that amount.

               The impact of the aforementioned restatement with respect to the financial statements as of September 30, 2004 and for the nine month period then ended is summarized below:

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

          Statement of income data:

                                                                              Nine months ended
                                                                        September 30, 2004 (unaudited)
                                                              ---------------------------------------------------
                                                               Previously                                As
                                                                reported          Adjustment          restated
                                                              -----------       ----------------    -------------
          Restructuring income                                $  1,061           $  (1,061)          $     -
                                                              ===========        =============       ===========
          Operating income                                    $  2,937           $  (1,061)          $ 1,876
                                                              ===========        =============       ===========
          Net income                                          $  4,281           $  (1,061)          $ 3,220
                                                              ===========        =============       ===========
          Basic net earnings per Ordinary share               $   0.22           $   (0.06)          $  0.16
                                                              ===========        =============       ===========
          Basic and diluted net loss per Ordinary share       $   0.20           $   (0.05)          $  0.15
                                                              ===========        =============       ===========

          Cash flow data:

                                                                              Nine months ended
                                                                       September 30, 2004 (unaudited)
                                                              --------------------------------------------------
                                                               Previously                              As
                                                                reported         Adjustment         restated
                                                              --------------    --------------    -------------
          Net income                                          $  4,281           $  (1,061)        $ 3,220
                                                              ============       ============      ===========
          Accrued expenses                                    $   (152)          $   1,061         $   909
                                                              ============       ============      ===========
          Net cash provided by operating activities           $  7,135           $       -         $ 7,135
                                                              ============       ============      ===========


                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

          d.   New accounting pronouncements:

               In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("Statement No. 123R"), which is a revision of Statement No. 123 and supersedes APB No. 25. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally would require instead that such transactions be accounted for using a grant date fair-value based method. Companies will now be required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provided further clarification on the implementation of Statement No. 123R. In April 2005, the SEC announced a deferral of the effective date of Statement No. 123R for calendar year companies until January 1, 2006. It is expected that the new rules of Statement No. 123R will be applied on a modified perspective basis. The Company is currently evaluating option valuation methodologies and assumptions in light of Statement No. 123R and SAB 107. Current estimates of option values using the Black-Scholes method (as shown in Note 2c) may not be indicative of results from valuation methodologies ultimately adopted by the Company.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these financial statements.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. For further information, refer to the consolidated financial statements as of December 31, 2004.

          c.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB No. Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income and net earnings per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for the nine months and three months ended September 30, 2005 and 2004:

                                                                  Nine months ended                Three months ended
                                                                    September 30,                    September 30,
                                                             -----------------------------    -----------------------------
                                                                 2005            2004             2005            2004
                                                             ------------    -------------    -------------   -------------
                                                                                       Unaudited
                                                             --------------------------------------------------------------
                     Risk free interest                           3.88%           3.38%            3.94%           3.29%
                     Dividend yields                              0%              0%               0%              0%
                     Volatility                                   0.377           0.424            0.359           0.43
                     Expected life (years)                        3               4                3               4

               Pro forma information under SFAS No. 123:

                                                                  Nine months ended                Three months ended
                                                                    September 30,                    September 30,
                                                             -----------------------------    -----------------------------
                                                                 2005           *)2004            2005            2004
                                                             ------------    -------------    -------------   -------------
                                                                                       Unaudited
                                                             --------------------------------------------------------------
                     Net income as reported                    $   9,340       $    3,220       $   3,950       $    1,381
                     Less - stock-based compensation
                        expense determined under fair
                        value method for all awards                2,689            2,578             984             846
                                                             ------------    -------------    -------------   -------------
                     Pro forma net income                      $   6,651       $      642       $   2,966       $      535
                                                             ============    =============    =============   =============
                     Basic net earnings per share, as
                        reported                               $    0.45       $    0.16        $    0.19       $    0.07
                                                             ============    =============    =============   =============
                     Pro forma basic net earnings per
                        share                                  $    0.32       $    0.03        $    0.14       $    0.03
                                                             ============    =============    =============   =============
                     Basic diluted net earnings per
                        share, as reported                     $    0.42       $    0.15        $    0.18       $    0.07
                                                             ============    =============    =============   =============
                     Pro forma diluted net earnings per
                        share                                  $    0.31       $    0.03        $    0.14       $    0.03
                                                             ============    =============    =============   =============


                    *)   Restated (see Note 1c).

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- UNAUDITED INTERIM FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.


NOTE 4:- INVENTORIES

                                               September 30,    December 31,
                                                   2005             2004
                                               -------------    -------------
                                                 Unaudited         Audited
                                               -------------    -------------

             Raw materials                     $      1,655     $      1,091
             Finished products                          162              129
                                               -------------    -------------
                                               $      1,817     $      1,220
                                               =============    =============


NOTE 5:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                               September 30,    December 31,
                                                   2005             2004
                                               -------------    -------------
                                                  Unaudited         Audited
                                               -------------    -------------

             Employees and related accruals    $      3,472     $      2,408
             Accrued expenses                         8,532            9,541
                                               -------------    -------------
                                               $     12,004     $     11,949
                                               =============    =============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:- SEGMENTS AND CUSTOMER INFORMATION

                                                             Nine months ended                   Three months ended
                                                               September 30,                       September 30,
                                                      ---------------------------------   ---------------------------------
                                                           2005              2004              2005              2004
                                                      ---------------   ---------------   ---------------   ---------------
                                                                                   Unaudited
                                                      ---------------------------------------------------------------------
              Revenues:
                 NBU                                  $   36,145        $   32,838        $   13,529        $   11,374
                 TBU                                      16,697            13,836             5,560             5,334
                                                      ---------------   ---------------   ---------------   ---------------
              Total revenues                          $   52,842        $   46,674        $   19,089        $   16,708
                                                      ===============   ===============   ===============   ===============
              Cost of revenues:
                 NBU                                  $    8,085        $    8,957        $    2,941        $    3,053
                 TBU                                       1,195               964               460               373
                                                      ---------------   ---------------   ---------------   ---------------
              Total cost of revenues                  $    9,280        $    9,921        $    3,401        $    3,426
                                                      ===============   ===============   ===============   ===============


NOTE 7:- EARNINGS PER SHARE

          The following table sets forth the calculation of basic and diluted earnings per share:

                                                             Nine months ended                 Three months ended
                                                               September 30,                      September 30,
                                                     ---------------------------------- ----------------------------------
                                                           2005             2004              2005             2004
                                                     ---------------------------------- ---------------- -----------------
                                                                                  Unaudited
                                                     ---------------------------------------------------------------------
               Numerator:

                 Net income                            $    9,340          $    3,220        $    3,950       $    1,381
                                                      ============       =============     ============     =============

               Number of shares:

               Denominator:
                 Denominator for basic earnings per
                   share - weighted average of
                   Ordinary shares                     20,976,682          19,682,936        21,220,854       19,853,872
               Effect of dilutive securities:
                 Employee stock options and
                   unvested restricted shares           1,063,116           1,689,127           844,405        1,295,129
                                                      ------------       -------------     ------------     -------------
                                                       22,039,798          21,372,063        22,065,259       21,149,001
                                                      ============       =============     ============     =============


                             - - - - - - - - - - - -

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information should be read in conjunction with the condensed consolidated financial statements and notes included in the Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2005 included herein and the audited financial statements and notes thereto and Item 5. Operating And Financial Review And Prospects contained in our 2004 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the section entitled "Risk Factors" and elsewhere in our 2004 Annual Report on Form 20-F.

Overview

We are the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over Internet Protocol, or IP, and 3G networks. We have approximately 450 customers worldwide including Alcatel, Cisco, FastWeb, NTT/DoCoMo, Philips, Panasonic, Samsung, Shanghai Bell, Siemens, Sony and Tandberg. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

We have two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold primarily to resellers and OEMs who use this infrastructure to develop and install advanced IP and ISDN-based communication systems for enterprise customers. The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers, and 3G subscribers worldwide.

Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. Our TBU also provides professional services to our customers, assisting them with integrating our technology into their products. RADVISION's TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. It also includes RADVISION's ProLab(TM) Test Management Suite and IP phone toolkit. RADVISION toolkits have been implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

Following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. on an "as is" basison March 15, 2005. The transaction, provided for a cash purchase price of $7,150,000. We have hired approximately thirty-one former employees of FVC that were based in Nashua, New Hampshire and hired the former Chief Executive Officer of FVC on a consulting basis. These employees are involved in marketing, selling and supporting the acquired FVC products. We acquired leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC's Click to Meet(TM) product provides integrated and scalable desktop conferencing solutions. Click to Meet products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet products are widely deployed worldwide and offer a robust set of functionalities.

Our Strategy

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that compliment the communication solutions of other vendors such as those from Cisco, Sony, Microsoft and Alcatel. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications. Both of our product lines are essential for building IP networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies.

Results of Operations

The following table presents, as a percentage of total revenues, condensed statements of operations data for the periods indicated:


                                                         Three months            Nine months
                                                        ended Sept. 30,         ended June 30,
                                                      -------------------     ---------------------
                                                        2005       2004        2005      *)2004
                                                      -------     ------      ------     --------
                                                                       Unaudited
                                                      ---------------------------------------------
Revenues                                               100%       100%        100%       100%
Operating costs and expenses:
   Cost of revenues.............................        17.8       20.5        17.6       21.3
   Research and development.....................        27.1       29.2        28.2       27.7
   Marketing and selling........................        32.3       37.7        33.9       39.1
   General and administrative...................         6.1        7.3         6.6        7.8
 Total operating expenses.......................        83.3       94.7        86.3       95.9
Operating Income  ..............................        16.7        5.3        13.7        4.1
Financial income, net...........................         4.1        3.0         4.0        2.9
Net income......................................        20.8        8.3        17.7        7.0


*) Restated (see Note 1c to the condensed consolidated financial statements).



Three Months Ended September 30, 2005 Compared with Three Months Ended September 30, 2004

Revenues. We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe, and Asia Pacific.

Our revenues increased from $16.7 million for the three months ended September 30, 2004 to $19.1 million for the three months ended September 30, 2005. This increase was due to a $300,000 increase in sales of our technology products and a $2.1 million increase in sales of our networking products. The results primarily reflect increased sales in the Americas.

Revenues from networking products increased from $11.4 million for the three months ended September 30, 2004 to $13.5 million for the three months ended September 30, 2005, an increase of 2.1 million or 18.9%.

Revenues from technology products increased from $5.3 million for the three months ended September 30, 2004 to $5.6 million for the three months ended September 30, 2005. Revenues from licenses decreased from $2.2 million in the three months ended September 30, 2004 to $2.1 million in the three months ended September 30, 2005. Maintenance revenues increased from $1.5 million in the three months ended September 30, 2004 to $1.8 million in the three months ended September 30, 2005. Revenues from royalties increased from $1.0 million in the three months ended September 30, 2004 to $1.2 in the three months ended September 30, 2005. Revenues from professional services with respect to research and development decreased from $550,000 in the three months ended September 30, 2004 to $400,000 in the three months ended September 30, 2005.

Revenues from sales to customers in the Americas increased from $7.9 million, or 47.1% of revenues, for the three months ended September 30, 2004 to $11.1 million, or 58.3% of revenues for the three months ended September 30, 2005, an increase of $3.2 million, or 41.4%. This increase in sales to customers in the Americas was primarily attributable to increased sales to Cisco and non-Cisco channels and due to revenues from Click to Meet.

Revenues from sales to customers in Europe and the Middle East decreased from $5.0 million for the three month period ended September 30, 2004, or 29.7% of revenues, to $4.5 million, or 23.8% of revenues, for the three months ended September 30, 2005.

Revenues from sales to customers in the Asia Pacific region decreased from $3.8 million, or 22.7% of revenues, for the three months ended September 30, 2004 to $3.2 million, or 16.7% of revenues, for the three months ended September 30, 2005 This decrease in sales to customers in the Asia Pacific region was primarily attributable to lower then expected sales in China.

Cost of Revenues. Cost of revenues remained constant at $3.4 million for the three month periods ended September 30, 2004 and 2005. Gross profit as a percentage of revenues increased from 79.5% for the three months ended September 30, 2004 to 82.2% for the three months ended September 30, 2005, due to Click To Meet product sales that have higher profit margin and due to a different mix of NBU products.

Research and Development. Research and development expenses increased from $4.9 million for the three months ended September 30, 2004 to $5.2 million for the three months ended September 30, 2005, an increase of $300,000 or 6.1%. This increase was primarily attributable to an increase in the number of research and development personnel, mainly due to the FVC acquisition.

Marketing and Selling. Marketing and selling expenses decreased from $6.3 million for the three months ended September 30, 2004 to $6.2 million for the three months ended September 30, 2005, a decrease of $100,000 or 1.6%. Marketing and selling expenses as a percentage of revenues decreased from 37.7% for the three months ended September 30, 2004 to 32.3% for the three months ended September 30, 2005.

General and Administrative. General and administrative expenses remained constant at $1.2 million for the three months ended September 30, 2004 and 2005. General and administrative expenses as a percentage of revenues decreased from 7.3% for the three months ended September 30, 2004 to 6.1% for the three months ended September 30, 2005.

Operating Income. Our operating income increased from $881,000 for the three months ended September 30, 2004 to $3.2 million for the three months ended September 30, 2005.

Financial Income. We recorded financial income of $500,000 for the three months ended September 30, 2004 compared to $800,000 for the three months ended September 30, 2005. This income was principally derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees. The increase was principally a result of higher prevailing interest rates.

Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004

Revenues. Our revenues increased from $46.7 million for the nine months ended September 30, 2004 to $52.8 million for the nine months ended September 30, 2005. This increase was due to a $2.8 million increase in sales of our TBU products and a $3.3 million increase in sales of our networking products. The result reflects better than expected sales with increased sales in the Americas and Asia Pacific.

Revenues from networking products increased from $32.8 million for the nine months ended September 30, 2004 to $36.1 million for the nine months ended September 30, 2005, an increase of $3.3 million, or 10.1%.

Revenues from technology products increased from $13.9 million for the nine months ended September 30, 2004 to $16.7 million for the nine months ended September 30, 2005. Revenues from licenses increased from $6.0 million in the nine months ended September 30, 2004 to $7.5 million in the nine months ended September 30, 2005. Maintenance revenues increased from $3.6 million in the nine months ended September 30, 2004 to $5.0 million in the nine months ended September 30, 2005. Revenues from royalties increased from $2.8 million for the nine months ended September 30, 2004 to $3.0 million for the nine months ended September 30, 2005. Revenues from professional services with respect to research and development decreased from $1.4 in the nine months ended September 30, 2004 to $1.2 in the nine months ended September 30, 2005.

Revenues from sales to customers in the Americas increased from $23.3 million, or 49.9% of revenues, for the nine months ended September 30, 2004 to $28.2 million, or 53.3% of revenues for the nine months ended September 30, 2005, an increase of $4.9 million, or 20.9%. This increase in sales to customers in the Americas was primarily attributable to increased sales to Cisco and non-Cisco channels and revenues from Click to Meet.

Revenues from sales to customers in Europe and the Middle East decreased from $14.3 million for the nine month period ended September 30, 2004, or 30.6% of revenues, to $14.1 million, or 26.8% of revenues, for the nine months ended September 30, 2005.

Revenues from sales to customers in the Asia Pacific region increased from $8.6 million, or 18.5% of revenues, for the nine months ended September 30, 2004 to $10.0 million, or 18.9% of revenues, for the nine months ended September 30, 2005, an increase of $1.4 million or 15.8% due to strong growth and increased market demand for our NBU products, particularly in Korea.

Cost of Revenues. Cost of revenues decreased from $9.9 million for the nine month period ended September 30, 2004 to $9.3 million for the nine months ended September 30, 2005, a decrease of $600,000, or 6.5%. Gross profit as a percentage of revenues increased from 78.7% for the nine months ended September 30, 2004 to 82.4% for the nine months ended September 30, 2005, due to the increased proportion of technology product sales and Click To Meet sales that have higher profit margins and due to a different mix of NBU product sales.

Research and Development. Research and development expenses increased from $12.9 million for the nine months ended September 30, 2004 to $14.9 million for the nine months ended September 30, 2005, an increase of $2 million or 14.9%. This increase was primarily attributable to an increase in the number of research and development personnel, mainly due to the FVC acquisition.

Marketing and Selling. Marketing and selling expenses decreased from $18.3 million for the nine months ended September 30, 2004 to $17.9 million for the nine months ended September 30, 2005. Marketing and selling expenses as a percentage of revenues decreased from 39.1% for the nine months ended September 30, 2004 to 33.9% for the nine months ended September 30, 2005. We decreased our marketing and selling expenses in the Asia Pacific region, where we streamlined operations, reduced the number of distributors and initiated direct sales to some accounts, thereby reducing commission expenses.

General and Administrative. General and administrative expenses decreased from $3.7 million for the nine months ended September 30, 2004 to $3.5 million for the nine months ended September 30, 2005, a decrease of $200,000 or 5.1%. General and administrative expenses as a percentage of revenues were 7.8% for the nine months ended September 30, 2004 and 6.6% for the nine months ended September 30, 2005.

Operating Income. Our operating income increased from $1.9 million for the nine months ended September 30, 2004 to $7.3 million for the nine months ended September 30, 2005.

Financial Income. We recorded financial income of $1.3 million for the nine months ended September 30, 2004 compared to $2.1 million for the nine months ended September 30, 2005. This income was principally derived from the investment of the proceeds of our March 2000 initial public offering and exercise of options by employees. The increase was principally a result of higher prevailing interest rates.

Liquidity and Capital Resources

We generated $8.3 million from operating activities for the nine months ended September 30, 2005 compared to $7.1 million in the same period in 2004. This amount was primarily attributable to net income of $9.3 million, a $1.3 million increase in trade payables and deferred revenues and depreciation and amortization expenses of $1.9 million. These increases in cash generated by our operating activities were offset in part by a $3.9 million increase in trade receivables and accrued expenses.

Net cash used in investing activities was approximately $10.9 million for the nine months ended September 30, 2005. Of the cash used in investing activities during the nine months ended September 30, 2005, $7.0 million was used to acquire substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005, $2.4 million, net was used for bank deposits and purchases of marketable securities and $1.5 million was used for purchases of property and equipment.

Our financing activities generated $5.8 million for the nine months ended September 30, 2005 compared to $2.6 million in the same period in 2004. This amount is attributable to proceeds received from the exercise of employee stock options.

Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We plan to pursue strategic initiatives and make operating investments in 2005 as we position our company to realize on what we perceive to be increasing market opportunities in the coming years. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures. We may establish additional operations as we expand globally

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Fourth Quarter 2005 Guidance Fourth quarter net sales are expected to be approximately $20.5 million, an increase of approximately $2.9 million, or 16.7%, compared with the fourth quarter of 2004.

o Net income is expected to increase to approximately $4.5 million or $0.20 per diluted share, a 53.8% increase compared with the fourth quarter of 2004.

These projections are subject to substantial uncertainty that could cause our future results to differ materially from the guidance we have provided.



3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

As of September 30, 2005, we had cash and cash equivalents and short-term investments of $115.8 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

We develop products in Israel and sell them in the Americas, Asia and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS.

Since the beginning of 2005, the NIS has devaluated approximately 6.7% against the dollar. The inflation rate in Israel was approximately 1.9% in the first nine months of 2005 compared to an annual inflation rate of 1.2% in 2004 and to an annual deflation rate of 1.9% in 2003.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            RADVISION LTD.
                                                (Registrant)



                                            /s/Arnold Taragin
                                            -----------------
                                            Arnold Taragin
                                            Corporate Vice President
                                            and General Counsel

Date: November 18, 2005